บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/L.1741/2004

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

August 13, 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Financial Statements, Management's Discussion and Analysis for the second quarter 2004

Attachment:
1. Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of June 30, 2004 and 2003, including English translations, all of which have been reviewed by the Auditor.
2. Management's Discussion and Analysis for the second quarter 2004

PTT Exploration and Production Public Company Limited (PTTEP) would like to submit its financial statements, consolidated financial statements for the second quarter 2004, ending June 30, 2004, and Management's Discussion and Analysis for the second quarter 2004 as per Attachments 1 and 2. These attached financial statements have already been reviewed by the Office of the Auditor General of Thailand, and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the second quarter 2004, the Company and its subsidiaries' total revenues were Baht 11,609 million, increasing Baht 2,276 million or 24% when compared with Baht 9,333 million in the second quarter 2003. Total expenses were Baht 5,347 million, increasing Baht 2,027 million or 61% when compared with Baht 3,320 million in the same quarter of last year.

The Company and its subsidiaries recorded a net income of Baht 3,277 million or earnings per share of Baht 5.02, comparing with a net income of Baht 3,550 million or earnings per share of Baht 5.44 in the second quarter 2003.

For the six-month period of 2004, the Company and its subsidiaries' total revenues were Baht 22,120 million, while total expenses were Baht 9,990 million. The net income were Baht 6,655 million or earnings per share of Baht 10.20, comparing with the net income of Baht 6,144 million or earnings per share of Baht 9.42 in the six-month period of 2003.

8/19

-2- / The Company.....

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66(0) 2537-4000 แฟกซ์: +66(0) 2537-4333, 2537-4444 http://www.pttep.com
PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66(0) 2537-4000 Fax: +66(0) 2537-4333, 2537-4444 http://www.pttep.com

The Company and its subsidiaries' total consolidated assets, as of June 30, 2004 were Baht 97,417 million, total liabilities were Baht 49,423 million, and total shareholders' equities were Baht 47,994 million.

Yours sincerely,

(Maroot Mrigadat)
President

2. Management Discussion and Analysis for the second quarter 2004

2.1 PTTEP Performance

Thailand's economy in the second quarter of 2004 demonstrated continuous growth although it was affected by high world oil prices. However, the impact was moderate due to subsidized oil prices as per government policy. This caused the expansion of industry supply and also led to increases in demand for power and natural gas, increases of 7.0% and 1.7% respectively, when compared with the second quarter of 2003. Regarding petroleum sales, PTTEP's sales volume averaged 131,144 barrels of oil equivalent per day in the first half of 2004, an increase of 27% from the same period in 2003. The major contributors to increases in sales volume came from holdings in Project S1 and the resumption of Bongkot's production to its daily contract quantity (DCQ).

The most significant factor that may influence PTTEP business in 2004 is the world price of oil. The world oil price has been unstable and continuously rising. This may cause a recession in the Thai economy. Other factors are domestic situations in terms of the Southern border region issue and the return of bird flu outbreak (particularly chicken and other poultry), and overseas situations in terms of the attacks from terrorists in the Middle East, and even soft or hard landing of the Chinese economy. Those situations have been closely monitored in order to ensure that PTTEP is prepared for suitable action.

Regarding PTTEP business performance in the second quarter of 2004, notable aspects are summarized here.

PTTEP and PTTEP (Thailand) Limited (a subsidiary of PTTEP), have established PTTEP Services Limited, with share holdings of 25% and 75% respectively. PTTEP Services Limited's registered capital is 1,000,000 Baht, consisting of 100,000 ordinary shares at 10 Baht each. Its main activity is to supply contracted personnel for the PTTEP group of companies, ensuring smooth and efficient operations of PTTEP.

PTTEP, an operator of the Arthit project, completed "the 3rd Appraisal Drilling Campaign for the Arthit Development" in May 2004 with results as planned. The main production wellhead platform has been progressing in the process of detailed engineering design, which is expected to be completed by the third quarter of 2004.

Regarding PTTEP International Limited, a subsidiary of PTTEP which has 15% participation interest in G4/43 project located in the Gulf of Thailand, and Chevron Offshore (Thailand) Ltd., as an operator with 85% participation interest, has been initially succeeded in proving petroleum potential of Block G4/43 from the discovery results of the first 2 exploration wells. It revealed that the Lanta1 was drilled to a measured depth of 10,358 feet and 280 feet of oil and gas pay was discovered, in addition, the Lanta2 was drilled to a measured depth of 10,040 feet and 194 feet of oil and gas pay was discovered. Therefore, the company plans to conduct 3D seismic survey and drill 2 more exploration wells in 2005.

On organizational management, PTTEP has continuously emphasized corporate governance. To ensure effective implementation of corporate governance in the company, PTTEP signed a contract with Thai Rating and Information Services Co., Ltd., (TRIS), to

evaluate PTTEP's performance as well as to identify PTTEP's ranking in Thailand in terms of corporate governance on June 18, 2004.

2.2 Results of operations

The resolution of the 2004 General Shareholders' Meeting held on April 28, 2004, approved the Company's issuance and offering of 2.8 million units of warrants for its management and employees for the year 2004. The exercise price of warrants to purchase PTTEP's common shares for the year 2004 was set at 183 Baht per unit.

The dividend payment of Baht 6.75 per share, was paid on May 7, 2004 in accordance with the resolution of the 2004 General Shareholders' Meeting held on April 28, 2004.

2.2.1 Second Quarter of 2004 Compared with Second Quarter of 2003

For the results of operations in the second quarter of 2004, PTTEP and its subsidiaries' net profit was Baht 3,277 million or Baht 5.02 per share, a decrease of Baht 273 million when compared with the same period last year's net profit of Baht 3,550 million, or Baht 5.44 per share.

For the second quarter of 2004, the total revenues of PTTEP and subsidiaries amounted to Baht 11,609 million, an increase of Baht 2,276 million or 24% when compared with Baht 9,333 million for the same period last year. This increase was mainly due to an increase in sales of Baht 2,670 million or 32%, resulting from the increase in sales volume in this quarter to 133,101 barrels of oil equivalent per day (BOED) when compared with the same period last year at 108,380 BOED. In addition, the average petroleum price increased to USD 22.86 per barrel of oil equivalent (BOE) when compared with USD 20.13 per BOE for the same period last year. The increased sales volume derived mainly from the sales volume of crude oil from the S1 project as a result of the acquisition of Thai Shell Exploration and Production Company Limited's (Thai Shell) shares, and the higher sales volumes of natural gas and condensate from the Bongkot project. However, the sales of the Yadana project decreased due to the decrease in the benefits of cost recovery for the production sharing since the third quarter of 2003.

Revenue from pipeline transportation, which was proportionately recorded from gas pipeline transportation that Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC) rendered to Myanma Oil and Gas Enterprise (MOGE), increased of Baht 175 million due to higher gas sales volume of MOGE.

PTTEP and subsidiaries realized their share of net profits from associated companies for the second quarter of 2004 at Baht 49 million, consisting of the net profit from Medco Energi through New Links of Baht 60 million, and the loss from Thai Oil Power Co., Ltd., of Baht 11 million.

-3- / In this quarter ...

In this quarter, PTTEP and subsidiaries incurred expenses of Baht 5,347 million, an increase of Baht 2,027 million or 61% when compared with Baht 3,320 million for the same period last year. This increase was the net effect of (1) an increase in depreciation and amortization amounting to Baht 802 million, which were mainly from higher depreciation of the S1 project as a result of the acquisition of Thai Shell's shares, higher depreciation of the Bongkot project due to an increase in production volume, and completed oil and gas properties, and amortization of the excess of the cost of acquiring Thai Shell under the unit of production method, (2) an increase in petroleum royalty amounting to Baht 425 million due to higher sales revenue, and (3) higher production expenses amounting to Baht 216 million, which was mainly from the S1 project as a result of the acquisition of Thai Shell's shares.

PTTEP and subsidiaries had a foreign exchange loss for this quarter amounting Baht 514 million as a result of the Baht depreciation.

In this quarter, PTTEP and subsidiaries had increased income tax expenses of Baht 549 million. The increase was mainly due to (1) an increase in income tax expenses of S1 project amounting Baht 391 million as a result of the acquisition of Thai Shell's shares, (2) increased Myanmar income tax for the Yadana project due to the decrease in the benefits of cost recovery affected increasing in taxable profits, and (3) payment of Myanmar income tax for the Yetagun project & TPC after the end of tax holiday in May 2003.

2.2.2 First Six Months of 2004 Compared with First Six Months of 2003

For the results of operations in the first six-month period of 2004, PTTEP and its subsidiaries' net profit was Baht 6,655 million, or Baht 10.20 per share, an increase of Baht 511 million or 8% when compared with the same period last year's net profit of Baht 6,144 million, or Baht 9.42 per share. PTTEP and subsidiaries had a ratio of return on shareholders' equity in the six-month period this year of 28.42%.

For the first six-month period of 2004, the total revenues of PTTEP and subsidiaries amounted to Baht 22,120 million, an increase of Baht 4,419 million or 25% when compared with Baht 17,701 million for the same period last year. This increase was mainly due to an increase in sales of Baht 4,997 million or 31%, resulting from the increase in sales volume in the first six-month period of 2004 to 131,144 barrels of oil equivalent per day (BOED) when compared with the same period last year at 103,223 BOED. In addition, the average petroleum price increased to USD 22.32 per barrel of oil equivalent (BOE) when compared with USD 20.40 per BOE for the same period last year. The increased sales volume derived mainly from the sales volume of crude oil from the S1 project as a result of the acquisition of Thai Shell's shares, and the higher sales volumes of natural gas and condensate from the Bongkot project. However, the sales of the Yadana project decreased due to the decrease in the benefits of cost recovery for the production sharing since the third quarter of 2003.

Revenue from pipeline transportation, which was proportionately recorded from gas pipeline transportation that MGTC and TPC rendered to Myanma Oil and Gas

-4- /Enterprise ...

Enterprise (MOGE), increased Baht 324 million due to higher gas sales volume of MOGE.

PTTEP and subsidiaries realized their share of net losses from associated companies for the first six-month period of 2004 at Baht 61 million, consisting of the loss from Medco Energi through New Links of Baht 75 million, and the profit from Thai Oil Power Co., Ltd., of Baht 14 million.

For the first six-month period of 2004, PTTEP and subsidiaries incurred expenses of Baht 9,990 million, an increase of Baht 2,963 million or 42% when compared with Baht 7,027 million for the same period last year. This increase was the net effect of (1) an increase in depreciation and amortization amounting to Baht 1,495 million, which were mainly from higher depreciation of the S1 project as a result of the acquisition of Thai Shell's shares, higher depreciation of the Bongkot project due to an increase in production volume, and completed oil and gas properties, and amortization of the excess of the cost of acquiring Thai Shell under the unit of production method, (2) an increase in petroleum royalty amounting to Baht 773 million due to higher sales revenue, (3) higher production expenses amounting to Baht 468 million, which was mainly from the S1 project as a result of the acquisition of Thai Shell's shares, (4) higher administrative expenses amounting to Baht 272 million, which was mainly from the provision for retirement benefit and personnel expenses, and (5) a decrease in exploration expenses amounting to Baht 524 million, since most of exploration expenses in the first six-month period of 2004 were attributed to the geological and geophysical studies in the Block 9-2 and Block 16-1 projects; while in the same period last year, there was the write-off of dry wells in Block 9-2 and Block 16-1 projects amounting to Baht 369 million and 255 million, respectively.

PTTEP and subsidiaries had a foreign exchange loss for the first six-month period of 2004 amounting to Baht 408 million as a result of the Baht depreciation.

For the first six-month period of 2004, PTTEP and subsidiaries had increased income tax expenses of Baht 983 million. The increase was mainly due to (1) an increase in income tax expenses of Baht 757 million in the S1 project as a result of the acquisition of Thai Shell's shares, (2) increased Myanmar income tax for the Yadana project due to the decrease in the benefits of cost recovery affected increasing in taxable profits, and (3) payment of Myanmar income tax for the Yetagun project & TPC after the end of tax holiday period in May 2003.

2.3 Financial position

As of June 30, 2004, PTTEP and subsidiaries had total assets that amounted to Baht 97,417 million, which was Baht 4,841 million higher than the end of 2003. This increase was mainly due to (1) an increase in oil and gas properties of Baht 10,398 million. Such increase was from consolidation of oil and gas properties of the S1 project amounting to Baht 4,906 million, as a result of acquiring Thai Shell and the incurred net excess of the cost of the Thai Shell acquisition amounting to Baht 5,119

-5- /million, and...

million, and (2) a decrease in current assets amounting to Baht, 5,185 million from the dividend and income tax payment during the period.

Most of the current assets of PTTEP and its subsidiaries as of June 30, 2004 were in cash and cash equivalents, short-term investments, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, New Links and Thai Oil Power Co., Ltd., presented under the title of Investment Accounted for under Equity Method.

PTTEP received dividends from New Links and Thaioil Power Co.,Ltd., in the second quarter of 2004 amounting to Baht 229 million and 73 million, respectively. These dividends were recorded in the Investment Accounted for under Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 49,423 million, which was Baht 2,521 million higher than the end of 2003, resulting from consolidation of Thai Shell's decommissioning liabilities amounting to Baht 1,933 million.

PTTEP recorded the provision for retirement benefits as of June 30, 2004, amounting to Baht 100 million, presented under the title of Other Non-current Liabilities.

On May 12, 2004, PTTEP registered the change in paid-up capital to Baht 3,262.23 million for the issued and paid-up of 652.45 million ordinary shares.

This is related to the 2 million units of warrants issued by PTTEP on August 1, 2002, which were allocated to PTTEP directors, managements and employees. The warrants were exercisable at Baht 111 per share. As of June 30, 2004, a total number of shares exercised was 445,100 shares and the outstanding number of warrants was 1,554,900 units.

For the six-month period ended on June 30, 2004, PTTEP and its subsidiaries had a net cash flow from operations that amounted to Baht 9,074 million. Most of this was cash received from operating activities. PTTEP and its subsidiaries had a net cash flow used in investment activities that amounted to Baht 12,156 million. Most of this was from acquiring all of Thai Shell's shares and increasing in oil and gas properties in the Arthit , Bongkot, Pailin prospects. In addition, PTTEP and its subsidiaries had a net cash flow used in financing activities that amounted to Baht 4,396 million for (1) dividend payment amounting to Baht 4,402 million (2) cash received amounting to Baht 5 million from the cash received from the issuance of ordinary shares for the exercise of warrants. As of June 30, 2004, PTTEP and its subsidiaries had cash and cash equivalents of Baht 11,693 million, a decrease of Baht 7,370 million from the end of 2003.

'TTEP reports reviewed quarterly financial statements as follows.

File No. 82-3827

PTT Exploration and Production Public Company Limited

				Reviewed
	Ending June 30,			(In thousands)
	Quarter 2		For 6 Months	
Year	2004	2003	2004	2003
iet profit (loss)	3,277,265	3,549,893	6,655,394	6,143,706
:PS (baht)	5.02	5.44	10.20	9.42

:omment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

The company hereby certifies that the information above is correct and omplete. In addition, the company has already reported and disseminated ts financial statements in full via the SET Electronic Listed Company nformation Disclosure (ELCID), and has also submitted the original report o the Securities and Exchange Commission."

Signature.............................

(Mr. Maroot Mrigadat)

Position.....President..............

Authorized to sign on behalf of the company

No.12/2004

PTTEP Posted a 24% Total Revenues Increase in Quarter 2

PTT Exploration and Production Public Company Limited (PTTEP) and its subsidiaries posted total revenues for the second quarter 2004 at 11,609 million baht, an increase of 2,276 million baht or 24% when compared with 9,333 million baht in the same quarter of last year. The increase resulted mainly from sales revenue which rose by 2,670 million baht or 32% due to higher sales volume.

Mr. Maroot Mrigadat, President of PTT Exploration and Production Company Limited (PTTEP) attributed the increase in the total revenues to the sales volume of crude oil from S1 Project which PTTEP acquired from Thai Shell Exploration and Production Co. Ltd. (Thai Shell) early this year, and the higher sales volume of gas and condensate from Bongkot Project which helped push the total sales to 133,101 barrels of oil equivalent per day (BOED) compared with the sales of 108,380 BOED in the same quarter of last year. Another factor was the product price which went up on average to US$ 22.86 per barrel of oil equivalent from US$ 20.13 per barrel of oil equivalent in the same period of last year.

PTTEP's net profit for the second quarter of this year was 3,277 million baht, a decrease of 273 million baht compared with 3,550 million baht in the same quarter of last year due mainly to the weakness of the Thai baht against the US dollar which fell to 41.03 baht at June 30, 2004 compared with 39.55 baht at March 31, 2004.

"Although the Thai baht depreciation had a negative impact on the net profit, the value of PTTEP's reserves which were not booked in the account was assessed in US dollar rose." said Mr. Maroot

Higher costs of depletion, depreciation and amortization, as well as royalties were the culprits in the increased expenses of PTTEP. Production cost also went up partly because of the S1 project which PTTEP is now the Operator with 100% interest. As a result, the Company's expenses rose to 5,347 million baht, an increase of 2,027 million baht from the expenses of 3,320 million baht incurred during the same quarter last year.

As of June 30, 2004, the Company's total consolidated assets stood at 97,417 million baht, an increase of 4,841 million baht from December 31, 2003. Total liabilities were 49,423 million baht, an increase of 2,521 million baht due mainly to provision for decommissioning costs of Thai Shell.

As for future plan, Mr. Maroot said that, *"In early August, PTTEP signed Production Sharing Contract (PSC) to invest in offshore petroleum exploration blocks M-3 and M-4 in Union of Myanmar as the Operator with 100% interest. In the first 4 years, PTTEP will conduct geological and geophysical, seismic surveys and the drilling of at least 1 exploration well. If the result is satisfactory, PTTEP can extend the exploration period for another 2 years. The six-year exploration activities would cost about 23 million dollars. This investment is in line with the Company's strategy to enhance overseas business with the aim to strengthen the long-term petroleum reserves of the country."*

"For domestic projects, an additional drilling program will be conducted at S1 project to boost its production. The Company also plans to test the oil production in B6/27 project by resumption the Nang Nuan oil field in the Gulf of Thailand in the near future." said Mr. Maroot

August 16, 2004

For more information, please contact
Charlie Charuvastr/ Sidhichai Jayant
Bussaban Cheencharoen/ Tongchit Wattanametee/ Panlop Limsakul
External Relations Department
Tel. +66 (02) 537 4000

RECEIVED
2004 AUG 19 A 11:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REPORT OF AUDITOR
AND INTERIM FINANCIAL STATEMENTS
PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED
AND SUBSIDIARIES
FOR THE PERIOD OF THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2004 AND DECEMBER 31, 2003

Unit : Baht

Assets	Notes	Consolidated June 30, 2004 (Unaudited Reviewed)	Consolidated December 31, 2003 Audited	The Company June 30, 2004 (Unaudited Reviewed)	The Company December 31, 2003 Audited
Current Assets					
Cash and cash equivalents	4	11,692,758,715	19,062,620,477	5,988,521,641	10,683,224,628
Short -term investments		3,469,809,876	2,396,129,553	2,041,064,633	2,396,129,553
Trade receivable - parent company	5.1	4,264,580,600	3,665,395,831	2,715,749,314	2,828,070,624
Trade receivables	5.2	515,838,861	394,605,650	70,594,472	42,340,893
Inventories		50,288,035	28,635,319	34,792,480	28,022,029
Materials and supplies-net		1,202,958,962	836,879,349	738,120,899	706,741,299
Other current assets					
Working capital from co-venturers		138,781,369	270,181,519	1,503,048	3,658,533
Other receivables		139,852,934	96,622,258	68,611,431	64,406,734
Accrued interest receivable		13,224,928	10,614,412	7,153,364	7,045,524
Other current assets		525,205,960	435,991,886	374,583,828	269,586,736
Total Current Assets		**22,013,300,240**	**27,197,676,254**	**12,040,695,110**	**17,029,226,553**
Non-current assets					
Investments accounted for under equity method	6.1	11,097,113,282	11,477,075,279	28,594,107,787	22,792,973,382
Long-term loans to related party	6.3	-	-	1,475,283,687	1,978,978,820
Property, plant and equipment-net	8	63,367,864,617	52,969,631,191	33,312,746,854	33,497,418,673
Intangible assets		321,518,924	296,525,068	280,658,244	290,336,939
Deferred income taxes	9.2	35,047,585	34,655,781	-	-
Other non-current assets					
Prepaid expenses	10	458,381,837	478,886,235	-	-
Deferred of bonds issuing expenses		25,059,867	29,847,627	12,142,530	14,959,772
Other non-current assets	11	98,980,486	91,613,085	11,038,258	7,573,365
Total non-current assets		**75,403,966,598**	**65,378,234,266**	**63,685,977,360**	**58,581,340,951**
Total Assets		**97,417,266,838**	**92,575,910,520**	**75,726,672,470**	**75,610,567,504**

The accompanying notes are an integral part of these statements.

(Signed) Maroot Mrigadat
(Maroot Mrigadat)
President

(Signed) *Sirirat Sararattanakul*
(Sirirat Sararattanakul)
Manager, Corporate Accounting

File No. 82-3827

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2004 AND DECEMBER 31, 2003

Unit : Baht

		Consolidated		The Company	
	Notes	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
		(Unaudited	Audited	(Unaudited	Audited
Liabilities and Shareholders' Equity		Reviewed)		Reviewed)	
Current Liabilities					
Accounts payables		562,516,870	400,080,065	99,616,319	131,883,719
Working capital to co-venturers		32,588,864	86,247,614	45,986,573	60,864,383
Accrued expenses		2,573,159,640	2,242,930,981	1,738,295,134	1,836,486,105
Accrued interest payable		366,909,618	356,307,948	210,480,836	204,807,585
Income tax payable		4,402,212,082	5,772,553,434	3,003,195,062	5,478,001,085
Other current liabilities		486,685,360	391,499,784	400,256,581	409,550,397
Total Current Liabilities		**8,424,072,434**	**9,249,619,826**	**5,497,830,505**	**8,121,593,274**
Non-current liabilities					
Bonds	12	18,633,869,795	18,124,925,790	10,430,264,706	10,180,415,126
Deferred income taxes	9.2	9,954,443,496	9,173,455,516	8,115,743,181	8,094,603,229
Other non-current liabilities					
Deferred income	13	6,095,381,095	6,326,237,351	-	-
Provision for decommissioning costs	14	5,835,534,876	3,910,318,062	3,398,857,715	3,422,601,900
Other non-current liabilities	15	480,045,052	117,220,402	290,056,273	117,220,402
Total non-current liabilities		**40,999,274,314**	**37,652,157,121**	**22,234,921,875**	**21,814,840,657**
Total Liabilities		**49,423,346,748**	**46,901,776,947**	**27,732,752,380**	**29,936,433,931**
Shareholders' Equity					
Share capital	16				
Registered capital					
664.4 million ordinary shares of Baht 5 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital					
652.4 million ordinary shares of Baht 5 each		3,262,225,500	3,261,990,000	3,262,225,500	3,261,990,000
Share premium		11,606,260,600	11,601,268,000	11,606,260,600	11,601,268,000
Currency translation differences		(947,883,367)	(1,011,023,545)	(947,883,367)	(1,011,023,545)
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		12,496,000,000	12,496,000,000	12,496,000,000	12,496,000,000
Unappropriated		21,245,117,357	18,993,699,118	21,245,117,357	18,993,699,118
Total Shareholders' Equity		**47,993,920,090**	**45,674,133,573**	**47,993,920,090**	**45,674,133,573**
Total Liabilities and Shareholders' Equity		**97,417,266,838**	**92,575,910,520**	**75,726,672,470**	**75,610,567,504**

The accompanying notes are an integral part of these statements.

File No. 82-3827

(TRANSLATION)

Unaudited
Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF THREE MONTHS ENDED JUNE 30, 2004 AND 2003

Unit : Baht

	Notes	Consolidated		The Company	
		2004	2003	2004	2003
Revenues					
Sales		11,097,309,044	8,427,006,988	7,388,968,306	6,435,106,791
Revenue from pipeline transportation		403,288,185	228,193,869		
Other revenues					
Gain on foreign exchange	17		241,014,421		257,904,422
Interest income		37,194,222	54,241,989	42,191,243	50,489,023
Other revenues		22,137,382	14,027,749	10,173,167	10,807,206
Share of profit from investments accounted for under equity method		48,921,464	368,993,060	1,071,506,122	1,251,845,329
Total revenues		**11,608,850,297**	**9,333,478,076**	**8,512,838,838**	**8,006,152,771**
Expenses					
Production expenses		853,505,467	636,905,800	487,495,153	497,833,452
Exploration expenses		131,028,209	109,254,692	10,896,878	10,335,713
General administrative expenses		341,214,058	299,928,227	168,215,582	186,830,024
Petroleum royalties		1,399,163,411	974,496,446	967,751,003	804,388,350
Other expenses					
Loss on foreign exchange		513,705,603	-	334,799,583	-
Depreciation, depletion and amortization		2,082,531,469	1,280,514,248	1,443,675,314	1,139,267,942
Director's remuneration		2,903,354	2,207,500	2,903,354	2,207,500
Other expenses		22,770,304	16,988,621	4,062,355	6,202,889
Total expenses		**5,346,821,875**	**3,320,295,534**	**3,419,799,222**	**2,647,065,870**
Income before interest and income taxes		**6,262,028,422**	**6,013,182,542**	**5,093,039,616**	**5,359,086,901**
Interest expenses		340,032,649	366,759,987	184,898,188	205,147,942
Income taxes	9.1	2,644,731,257	2,096,529,346	1,630,876,912	1,604,045,750
Net income		**3,277,264,516**	**3,549,893,209**	**3,277,264,516**	**3,549,893,209**
Earnings per share	18				
Basic earnings per share		5.02	5.44	5.02	5.44
Diluted earnings per share		5.02	5.44	5.02	5.44

The accompanying notes are an integral part of these statements.

(TRANSLATION)

Unaudited

Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2004 AND 2003

Unit : Baht

	Notes	Consolidated		The Company	
		2004	2003	2004	2003
Revenues					
Sales		21,235,720,568	16,239,004,865	14,440,215,465	12,544,943,791
Revenue from pipeline transportation		761,243,299	437,274,828	-	-
Other revenues					
Gain on foreign exchange	17	-	350,862,616	-	355,177,142
Interest income		78,725,743	113,280,164	90,984,952	87,821,841
Other revenues		43,916,637	23,026,470	19,191,965	16,595,173
Share of profit from investments accounted for under equity method		-	538,267,513	2,018,718,348	1,724,540,509
Total revenues		**22,119,606,247**	**17,701,716,456**	**16,569,110,730**	**14,729,078,456**
Expenses					
Production expenses		1,653,093,926	1,185,154,211	881,326,242	912,374,180
Exploration expenses		171,064,482	695,344,595	18,112,398	24,221,232
General administrative expenses		861,358,046	588,965,911	532,286,393	383,712,522
Petroleum royalties		2,654,518,679	1,881,552,358	1,855,529,359	1,568,117,975
Other expenses					
Loss on foreign exchange		408,461,561	-	265,597,857	-
Depreciation, depletion and amortization		4,128,945,309	2,633,674,228	2,890,614,033	2,360,651,266
Director's remuneration		4,325,000	4,386,517	4,325,000	4,386,517
Other expenses		46,839,356	38,315,245	6,917,951	14,592,574
Share of loss from investments accounted for under equity method		61,008,796	-	-	-
Total expenses		**9,989,615,155**	**7,027,393,065**	**6,454,709,233**	**5,268,056,266**
Income before interest and income taxes		**12,129,991,092**	**10,674,323,391**	**10,114,401,497**	**9,461,022,190**
Interest expenses		671,141,108	709,063,481	365,329,740	383,779,872
Income taxes	9.1	4,803,456,345	3,821,553,551	3,093,678,118	2,933,535,959
Net income		**6,655,393,639**	**6,143,706,359**	**6,655,393,639**	**6,143,706,359**
Earnings per share	18				
Basic earnings per share		10.20	9.42	10.20	9.42
Diluted earnings per share		10.19	9.42	10.19	9.42

The accompanying notes are an integral part of these statements.

File No. 82-3827

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED AND THE COMPANY

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2004 AND 2003

Unit : Baht

	Note	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2002		3,260,000,000	11,559,080,000	(558,127,692)	332,200,000	8,949,000,000	15,416,848,011	38,959,000,319
Cumulative effect of accounting change	2	-	-	-	-	-	(503,380,924)	(503,380,924)
Balance after adjustment		3,260,000,000	11,559,080,000	(558,127,692)	332,200,000	8,949,000,000	14,913,467,087	38,455,619,395
Currency translation differences		-	-	(178,252,181)	-	-	-	(178,252,181)
Net income		-	-	-	-	-	6,143,706,359	6,143,706,359
Dividend paid		-	-	-	-	-	(4,401,000,000)	(4,401,000,000)
Balance - as at June 30, 2003		3,260,000,000	11,559,080,000	(736,379,873)	332,200,000	8,949,000,000	16,656,173,446	40,020,073,573
Balance - as at December 31, 2003		3,261,990,000	11,601,268,000	(1,011,023,545)	332,200,000	12,496,000,000	18,993,699,118	45,674,133,573
Share capital Issued and paid-up		235,500	4,992,600	-	-	-	-	5,228,100
Currency translation differences		-	-	63,140,178	-	-	-	63,140,178
Net income		-	-	-	-	-	6,655,393,639	6,655,393,639
Dividend paid		-	-	-	-	-	(4,403,975,400)	(4,403,975,400)
Balance - as at June 30, 2004		3,262,225,500	11,606,260,600	(947,883,367)	332,200,000	12,496,000,000	21,245,117,357	47,993,920,090

The accompanying notes are an integral part of these statements.

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2004 AND 2003

Unit : Baht

	Consolidated		The Company	
	2004	2003	2004	2003
Cash flows from operating activities				
Net Income	6,655,393,639	6,143,706,359	6,655,393,639	6,143,706,359
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of net (profit) loss from investments accounted for				
under equity method	61,008,796	(538,267,513)	(2,018,718,348)	(1,724,540,509)
Amortization of compensation for waving the right of carry forward gas				
and incentive gas sales	-	547,370	-	547,370
Depreciation depletion and amortization	4,124,157,548	2,628,886,467	2,888,696,791	2,358,734,024
Amortization of bonds issuing expenses	4,787,761	4,787,761	1,917,242	1,917,242
Amortization of prepaid expenses	20,455,977	12,650,599	-	-
Bond Discount	554,425	554,425	-	-
Amortization of exploration costs	135,717	630,345,648	96,960	(72,734)
Loss on disposal of assets	3,785,799	8,285,396	3,425,035	8,285,396
(Gain) loss on disposal of material	(11,384,842)	1,260,993	(4,633,871)	450,333
Deferred income taxes	742,357,466	937,144,595	21,139,952	367,349,483
Income recognized from deferred income	(248,755,154)	(176,363,800)	-	-
Unrealized (gain) loss on foreign exchange	391,964,387	(488,802,885)	238,337,944	(365,157,438)
Unpaid dividend	(20,250)	-	(20,250)	-
	11,744,441,269	**9,164,735,415**	**7,785,635,094**	**6,791,219,526**
Changes in assets and liabilities				
(Increase) decrease in short-term investments	(912,088,018)	(1,491,647,493)	450,119,216	-
Decrease in trade receivables	202,553,289	75,377,817	284,962,365	13,541,114
Increase in trade receivable-parent company	(898,654,852)	(307,704,530)	(200,894,633)	(627,239,083)
Increase in inventories	(21,652,716)	(7,686,504)	(6,770,451)	(2,702,688)
(Increase) decrease in materials and supplies - net	(353,493,396)	47,750,204	(26,745,729)	45,162,061
(Increase) decrease in working capital from co-venturers	130,752,370	(72,702,872)	2,155,485	(25,582,075)
(Increase) decrease in other receivables	(48,985,499)	8,269,712	(3,918,023)	(2,710,833)
(Increase) decrease in accrued interest receivable	(2,432,836)	11,057,765	(105,303)	(8,970,466)
Increase in other current assets	(83,580,514)	(335,493,459)	(99,569,870)	(115,029,829)
Decrease in prepaid expenses	48,421	48,421	-	-
(Increase) decrease in other non-current assets	(6,569,225)	(451,131,589)	(3,464,893)	61,452
(Decrease) increase in accounts payables	165,183,914	146,638,340	(32,245,987)	123,075,090

Unaudited

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2004 AND 2003

Unit : Baht

	Consolidated		The Company	
	2004	2003	2004	2003
Changes in assets and liabilities (continued)				
Decrease in working capital to co-venturers	(80,924,326)	(342,938,371)	(42,366,969)	(131,659,841)
(Decrease) increase in accrued expenses	358,498,089	(314,501,294)	(62,905,648)	(330,527,802)
Increase in accrued interest payable	6,346,572	50,740,220	3,133,651	54,586,143
Decrease in income tax payable	(1,377,707,124)	(943,096,396)	(2,474,806,024)	(986,477,187)
(Decrease) increase in other current liabilities	92,949,399	37,936,871	(11,663,451)	35,856,520
(Decrease) increase in deferred income	(23,830)	31,092	-	-
Increase in other non-current liabilities	263,103,714	6,937,745	73,114,935	6,937,745
Gain from translation foreign entities' financial statements	(103,746,319)	(26,777,353)	-	-
	(2,670,422,887)	**(3,908,891,674)**	**(2,151,971,329)**	**(1,951,679,679)**
Net cash provided by operating activities	**9,074,018,382**	**5,255,843,741**	**5,633,663,765**	**4,839,539,847**
Cash flows from investing activities				
Decrease in loans to related party	-	-	504,290,720	(2,570,000,000)
Increase in investments accounted for under equity method	-	-	(1,074,850,496)	-
Dividend from related party	318,953,201	702,820,214	-	-
Increase in property, plant and equipment	(12,419,033,087)	(3,173,994,824)	(5,351,047,020)	(2,535,908,574)
Increase in intangible assets	(55,907,763)	(13,688,457)	(20,549,535)	(9,864,678)
Net cash used in investing activities	**(12,155,987,649)**	**(2,484,863,067)**	**(5,942,156,331)**	**(5,115,773,252)**
Cash flows from financing activities				
Cash received from common share issuing	5,228,100	2,500,000,000	5,228,100	2,500,000,000
Dividend paid	(4,401,585,515)	(4,400,075,778)	(4,401,585,515)	(4,400,075,778)
Net cash used in financing activities	**(4,396,357,415)**	**(1,900,075,778)**	**(4,396,357,415)**	**(1,900,075,778)**
Net increase (decrease) in cash and cash equivalents	(7,478,326,682)	870,904,896	(4,704,849,981)	(2,176,309,183)
Cash and cash equivalents at beginning of the period	**19,062,620,477**	**16,305,601,525**	**10,683,224,628**	**8,909,912,976**
	11,584,293,795	17,176,506,421	5,978,374,647	6,733,603,793
Effects of exchange rate changes	108,464,920	(138,981,038)	10,146,994	(54,760,154)
Cash and cash equivalents at end of the period	**11,692,758,715**	**17,037,525,383**	**5,988,521,641**	**6,678,843,639**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	662,707,374	653,613,511	361,277,399	326,234,136
Income taxes	7,805,849,586	3,830,293,794	5,547,344,190	3,552,663,663

The accompanying notes are an integral part of these statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD OF THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004
(UNAUDIED, REVIEWED)
AND FOR THE YEAR ENDED DECEMBER 31, 2003 (AUDITED)

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of Interim Financial Statements

These interim financial statements are prepared in accordance with Accounting Standards No. 41 "Interim financial statements". The Company presents line items in the balance sheets, statements of income, statements of changes in shareholders' equity, and statements of cash flows, as in the annual financial statements and discloses only significant information in Notes to financial statements.

1.3 Basis in Preparing Consolidated Financial Statements

These financial statements are prepared with the same basis as financial statements for the year ended December 31, 2003, During the period the Company incorporated and acquired the subsidiary company as discussed in Note 3. PTTEP and its subsidiaries record accounting transactions of various joint venture projects, irrespective of whether operated by the company or others, in proportion to the working interest held by the company which remains unchanged during the period.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2003.

2. Change in Accounting Policy

The Group recorded a provision of decommissioning costs for the year 2003. A provision is recognized, and are provided at the onset of production of the project, for the estimate of the eventual costs that relate to the removal of the production facilities. These costs were included as part of the oil and gas properties and were amortized based on proved reserves on a unit of production basis. The estimates of decommissioning costs have been determined based on estimates by the Group's own engineers and managerial judgment.

The Company restated the financial statements for the year 2002. The effect of this change decreased retained earning at beginning of 2003 by Baht 503.38 million.

3. The Changes of Joint Venture Interest and Investment in Subsidiaries

On January 19, 2004, the Company incorporated PTTEP (Thailand) Limited, a subsidiary company which is 49% owned by PTTEP Middle East Company Limited and 51% owned by PTTEP International Limited. PTTEP (Thailand) Limited was registered with 10,000,000 shares at 10 Baht each.

On January 28, 2004, the Company incorporated PTTEP Services Limited, a subsidiary company which is 75% owned by PTTEP (Thailand) Limited and 25% owned by PTTEP. PTTEP Services Limited was registered with 100,000 shares at 10 Baht each.

On January 29, 2004, the Company and PTTEP Offshore Investment Company Limited (PTTEPO) acquired all of Thai Shell Exploration and Production Company Limited's shares at the portion of 49% and 51% respectively, with the excess of the cost of an acquisition over the fair value of net assets Baht 5,391 million (Net book value was Baht 2,193 million) according to the signed Share Purchase Agreement with Shell Petroleum NV on December 30, 2003. Thai Shell Exploration and Production Company Limited was the Operator and had 75% interests in S1 project, and wholly owned in Block B6/27.

4. Cash and cash equivalents

Cash and cash equivalents comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	30 Jun. 2004	31 Dec. 2003	30 Jun. 2004	31 Dec. 2003
Cash on hand and at banks	2,194.22	4,818.63	176.02	446.03
Short-term investments	9,498.54	14,243.99	5,812.50	10,237.19
Total	11,692.76	19,062.62	5,988.52	10,683.22

Short-term investments comprised :

(Unit : Million Baht)

	Consolidated		The Company	
	30 Jun. 2004	31 Dec. 2003	30 Jun. 2004	31 Dec. 2003
Fixed deposits at bank	3,976.97	3,391.24	290.93	767.81
Treasury bills	5,521.57	10,852.75	5,521.57	9,469.38
Total	9,498.54	14,243.99	5,812.50	10,237.19

The interest rate of saving held at call with banks is 0.12-0.50% per annum (2003: 0.25 - 0.60% per annum).

The interest rate of deposits held at call with banks is 0.50-1.25% per annum (2003: 0.50 – 2.50% per annum).

5. Account Receivables –Trade

5.1 Trade Receivable - parent company

(Unit : Million Baht)

	Consolidated		The Company	
	30 Jun. 2004	31 Dec. 2003	30 Jun. 2004	31 Dec. 2003
Trade receivable	4,264.58	3,352.18	2,715.75	2,514.85
Accrued income	-	313.22	-	313.22
Total	4,264.58	3,665.40	2,715.75	2,828.07

5.2 Other receivables

(Unit : Million Baht)

	Consolidated		The Company	
	30 Jun. 2004	31 Dec. 2003	30 Jun. 2004	31 Dec. 2003
Myanmar Oil and Gas Enterprise	316.54	352.27	-	-
Electricity Generating Authority of Thailand	171.61	42.34	42.90	42.34
Others	27.69	-	27.69	-
Total	515.84	394.61	70.59	42.34

6. Investments and Loans to Related Parties

6.1 Investments accounted for under equity method

(Unit : Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Jun. 30, 2004	Dec. 31, 2003	Jun. 30, 2004	Dec. 31, 2003	Jun. 30, 2004	Dec. 31, 2003	Jun. 30, 2004	Dec. 31, 2003	2 nd Quarter of 2004	For the Year 2003
Subsidiary Companies												
PTTEPI*	Petroleum	Shareholding / Management parent company	20,000	20,000	PTTEP 100 %	PTTEP 100 %	20,000	20,000	21,964.12[1]	21,034.98	-	-
PTB*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEP 100%	PTTEP 100%	1.51	1.51	0.09[1]	0.09	-	-
PTTEPO*	Commerce	Shareholding / Management	0.17	0.17	PTTEP 75 %	PTTEP 75 %	0.13	0.13	2,454.23[1]	1,757.90	-	-
		team from the parent company			PTTEPI 25%	PTTEPI 25%	0.04	0.04	843.65	622.73	-	-
PTTEPS*	Petroleum	Shareholding / Management	100.00	-	PTTEP 49%	-	3,719.03	-	4,175.43[1]	-	-	-
		team from the parent company			PTTEPO 51%	-	3,864.89	-	4,653.09	-	-	-
PTTEP Services*	Petroleum Service	Shareholding / Management	-	-	PTTEP 25%	-	0.25	-	0.24[1]	-	-	-
		team from the parent company			PTTEPTH 75%	-	0.75	-	0.72	-	-	-

[1]Total PTTEP's investment in subsidiaries under equity method as of June 30, 2004 and 2003 Baht 28,594.11 and 22,792.97, respectively.

(Unit : Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Jun. 30, 2004	Dec. 31, 2003	Jun. 30, 2004	Dec. 31, 2003	Jun. 30, 2004	Dec. 31, 2003	Jun. 30, 2004	Dec. 31, 2003	2 nd Quarter of 2004	For the Year 2003
PTTEP KV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(164.15)	(136.83)	-	-
PTTEP SV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(112.48)	(90.12)	-	-
PTTEP HV*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(1,607.97)	(1,425.44)	-	-
PTTEP HL*	Petroleum	Shareholding / Management team from the parent company	2.12	2.12	PTTEPO 100%	PTTEPO 100%	2.12	2.12	(981.59)	(842.70)	-	-
PTTEP ME*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(281.62)	(233.26)	-	-
PTTEP AG*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEPO 100%	PTTEPO 100%	-	-	1.99	1.97	-	-
PTTEPTH*	Petroleum	Shareholding / Management	-	-	PTTEP ME 49%	-	-	-	12.16	-	-	-
		team from the parent company			PTTEPI 51%	-	-	-	12.65	-	-	-
<u>Associated Companies</u>												
TOP*	Power producer	Shareholding	2,810	2,810	PTTEPI 26 %	PTTEPI 26 %	1,450.06	1,450.06	1,682.25	1,741.34	73.06	58.45
New Links*	Commerce	Shareholding	44.27 (Baht)	44.27 (Baht)	PTTEPO 40 %	PTTEPO 40 %	9,898.26	9,898.26	9,414.86	9,735.74	245.89	625.05
							Total		11,097.11	11,477.08		

(Unit : Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Mar. 31, 2004	Dec. 31, 2003	Mar. 31, 2004	Dec. 31, 2003	Mar. 31, 2004	Dec. 31, 2003	Mar. 31, 2004	Dec. 31, 2003	2 nd Quarter of 2004	For the Year 2003
Jointly Controlled Entities												
CPOC*	Petroleum	Shareholding	19.8 (Baht)	19.8 (Baht)	PTTEPI 50 %	PTTEPI 50 %	Baht 9.90	Baht 9.90	Baht 9.90	Baht 9.90	-	-
MGTC*	Natural gas pipelines - overseas	Shareholding	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	1,637.13	1,569.60	820.89	1,881.50
TPC*	Natural gas pipelines - overseas	Shareholding	2.62	2.62	PTTEPO 19.3178%	PTTEPO 19.3178%	0.57	0.57	698.70	329.77	-	-
							Total		2,335.83	1,899.37		

*PTTEPI	:	PTTEP International Company Limited	PTTEP HL	:	PTTEP Hoang-Long Company Limited
PTB	:	PTB Partner Co., Ltd. (On August 11, 2000, PTB registered its dissolution with the Ministry of Commerce. PTB is on liquidation process.)	PTTEP ME	:	PTTEP Middle East Company Limited
			PTTEP AG	:	PTTEP Algeria Company Limited
PTTEPO	:	PTTEP Offshore Investment Company Limited	PTTEPTH	:	PTTEP (THAILAND) LIMITED
PTTEPS	:	PTTEP Siam Limited	TOP	:	Thai Oil Power Company Limited
PTTEP Services	:	PTTEP Services Limited	New Links	:	New Links Energy Resources Limited
PTTEP KV	:	PTTEP Kim Long Vietnam Company Limited	CPOC	:	Carigali – PTTEPI Operating Company Sdn Bhd.
PTTEP SV	:	PTTEP Southwest Vietnam Company Limited	MGTC	:	Moattama Gas Transportation Company
PTTEP HV	:	PTTEP Hoan-Vu Company Limited	TPC	:	Taninthayi Pipeline Company LLC

New Links Energy Resources holds 85.51% shares in PT. Medco Energi Internasional Tbk which engaged in petroleum business in Indonesia.

6.2 Investments in jointly controlled entities

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company only using the equity method. Changes in investments in jointly controlled entities are as follows: -

The jointly controlled entities are listed below.

Company	Type of business and country	Percentage shareholding	
		30 Jun. 2004	31 Dec. 2003
Carigali – PTTEPI Operating Company Sdn. Bhd.	Petroleum, Malaysia	50	50
Moattama Gas Transportation Company	Gas pipeline transportation Union of Myanmar	25.50	25.50
Taninthayi Pipeline Co., LLC	Gas pipeline transportation Union of Myanmar	19.3178	19.3178

Transactions of jointly controlled entities are included in the Company's financial statements, excepted CPOC which has no business transactions due to economic status, as follows: -

(Unit : Million Baht)

	MGTC		TPC	
	30 Jun. 2004	31 Dec. 2003	30 Jun. 2004	31 Dec. 2003
Balance Sheets:				
Current assets	546.51	456.95	223.80	194.69
Non-current assets	4,491.02	4,439.22	2,479.75	2,449.74
Current liabilities	(151.57)	(149.03)	(161.51)	(316.41)
Non-current liabilities	(3,119.95)	(2,990.54)	(1,534.88)	(1,681.61)
Assets (liabilities) net	**1,766.01**	**1,756.60**	**1,007.16**	**646.41**

	For the period of six months ended			
	30 Jun. 2004	30 Jun. 2003	30 Jun. 2004	30 Jun. 2003
Statements of Income:				
Revenues	1,247.73	1,252.57	559.93	440.73
Expenses	(117.96)	(123.11)	(91.90)	(107.53)
Income before income taxes	1,129.77	1,129.46	468.03	333.20
Interest expenses	-	-	(12.31)	-
Income taxes	(277.87)	(286.06)	(124.89)	(51.23)
Net income	**851.90**	**843.40**	**330.83**	**281.97**

6.3 Long-Term Loans to Related Party

The Company has loan to related company amounting to Baht 1,475.28 million which has interest rate 4.625% per annum. The related company shall occasionally repay the loan.

7. Related Party Transactions

Significant transactions with related parties for the period of three months ended June 30, 2004 and 2003 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Parent company PTT Public Company Limited				
Revenue from petroleum sold (at price fixed with reference to world market)	20,383.73	15,740.83	14,259.79	12,462.10
Revenue from rental (market price)	8.57	8.57	8.57	8.57
Prepaid incentive gas sales	65.84	-	65.84	-
Subsidiary company				
Interest income	-	-	37.46	-

8. Property, Plant and Equipment – Net

(Unit : Million Baht)

	Consolidated			
	Oil and Gas Properties[1]	Land Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2003	77,233.56	1,380.87	1,202.52	79,816.95
Increase during the period	25,685.84	350.73	598.92	26,635.49
Decrease during the period	(0.25)	-	(17.50)	(17.75)
Currency translation difference	261.83	-	-	261.83
Balance as at June 30, 2004	103,180.98	1,731.60	1,783.94	106,696.52

(Unit : Million Baht)

	Consolidated			
	Oil and Gas Properties[1]	Land Buildings And Construction	Office Furniture and Equipment	Total
Accumulated depreciation				
Balance as at December 31, 2003	(25,556.19)	(427.77)	(863.36)	(26,847.32)
Increase during the period	(11,294.11)	(158.65)	(541.97)	(11,994.73)
Decrease during the period	-	-	11.77	11.77
Depreciation for the period	(4,008.80)	(30.62)	(53.80)	(4,093.22)
Currency translation differences	(75.29)	-	-	(75.29)
Provision for impairment loss	(329.87)	-	-	(329.87)
Balance as at June 30, 2004	(41,264.26)	(617.04)	(1,447.36)	(43,328.66)
Net book value as at December 31, 2003	51,677.37	953.10	339.16	52,969.63
Net book value as at June 30, 2004	61,916.72	1,114.56	336.58	63,367.86

Depreciation included in income statement for the period of six months ended June 30, 2003	Baht	2,587.84	Million
Depreciation included in income statement for the period of six months ended June 30, 2004	Baht	4,093.22	Million

(Unit : Million Baht)

	The Company			
	Oil and Gas Properties[1]	Buildings and Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2003	55,444.75	768.92	1,101.81	57,315.48
Increase during the period	2,623.91	1.02	54.37	2,679.30
Decrease during the period	(0.24)	-	(16.98)	(17.22)
Balance as at June 30, 2004	58,068.42	769.94	1,139.20	59,977.56
Accumulated depreciation				
Balance as at December 31, 2003	(22,661.50)	(368.62)	(787.94)	(23,818.06)
Decrease during the period	-	-	11.72	11.72
Depreciation for the period	(2,785.19)	(24.25)	(49.03)	(2,858.47)
Balance as at June 30, 2004	(25,446.69)	(392.87)	(825.25)	(26,664.81)
Net book value as at December 31, 2003	32,783.25	400.30	313.87	33,497.42
Net book value as at June 30, 2004	32,621.73	377.07	313.95	33,312.75

Depreciation included in income statement for the period of six months ended June 30, 2003	Baht	2,317.96	million
Depreciation included in income statement for the period of six months ended June 30, 2004	Baht	2,858.47	million

[1] Oil and Gas Properties as at June 30, 2004 included net decommissioning costs to the consolidated and the company statement amounting to Baht 3,665.38 million and 2,318.83 million, respectively.

9. Income Taxes

9.1 Income taxes

Income taxes for the period of three months ended June 30, 2004 and 2003 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Petroleum income tax				
Current tax expenses	2,140.63	1,354.00	1,606.48	1,351.69
Deferred tax expenses	(142.97)	246.96	(14.01)	243.32
Total	1,997.66	1,600.96	1,592.47	1,595.01
Income tax under Revenue Code				
Current tax expenses	295.23	9.04	38.41	9.04
Deferred tax expenses	(15.78)	249.85	-	-
Total	279.45	258.89	38.41	9.04
Income tax in the Foreign Country				
Current tax expenses	307.80	182.60	-	-
Deferred tax expenses	59.82	54.08	-	-
Total	367.62	236.68	-	-
Total income taxes	2,644.73	2,096.53	1,630.88	1,604.05

Income taxes for the period of six months ended June 30, 2004 and 2003 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Petroleum income tax				
Current tax expenses	4,029.70	2,548.50	3,024.71	2,546.19
Deferred tax expenses	(199.83)	368.56	21.14	367.35
Total	3,829.87	2,917.06	3,045.85	2,913.54
Income tax under Revenue Code				
Current tax expenses	356.42	20.00	47.83	20.00
Deferred tax expenses	(12.00)	459.65	-	-
Total	344.42	479.65	47.83	20.00
Income tax in the Foreign Country				
Current tax expenses	511.77	315.94	-	-
Deferred tax expenses	117.40	108.90	-	-
Total	629.17	424.84	-	-
Total income taxes	4,803.46	3,821.55	3,093.68	2,933.54

	Tax Rate
Petroleum income tax on petroleum business in Thailand	50%
Pursuant to Petroleum Income Tax Act B.E. 2514	
Income tax under Revenue Code	30%
Net income in portion of amount not exceeding Baht 300 million	
for the period of 5 years from 2002 to 2006	25%
Income tax in the Foreign Country	30%

9.2 Deferred income taxes

Deferred income taxes for the years ended June 30, 2004 and 2003 are as follows:

(Unit: Million Baht)

	Consolidated	The Company
Deferred tax assets		
Petroleum income tax		
Balance as at December 31, 2003	27.77	-
Provided by (used in) Income statement	(11.61)	-
Balance as at June 30, 2004	16.16	-
Income tax under Revenue Code		
Balance as at December 31, 2003	6.89	-
Provided by (used in) Income statement	12.00	-
Balance as at June 30, 2004	18.89	-
Total deferred tax assets as at December 31, 2003	34.66	-
Total deferred tax assets as at June 30, 2004	35.05	-
Deferred tax liabilities		
Petroleum income tax		
Balance as at December 31, 2003	7,258.50	8,094.61
Increase from Business Acquisition	836.11	-
Balance after adjustment	8,930.72	8,094.61
Provided by (used in) Income statement	(211.44)	21.13
Balance as at June 30, 2004	8,719.28	8,115.74
Income tax in the Foreign Country		
Balance as at December 31, 2003	1,078.85	-
Provided by (used in) Income statement	156.31	-
Balance as at June 30, 2004	1,235.16	-
Total deferred tax liabilities as at December 31, 2003	9,173.46	8,094.61
Total deferred tax liabilities as at June 30, 2004	9,954.44	8,115.74

9.2 Deferred income taxes (continued)

Deferred income taxes

(Unit: Million Baht)

	Consolidated		
	Gain from revaluation of decommission costs	Depreciation	Total
Balance as at December 31, 2003	181.04	9,584.74	9,765.78
Increase from Business Acquisition	85.24	1,580.64	1,665.88
Balance after adjustment	266.28	11,165.38	11,431.66
Transfer to Income statement	(31.56)	106.86	75.30
Balance as at June 30, 2004	234.72	11,272.24	11,506.96

Deferred income taxes assets

(Unit: Million Baht)

	Consolidated				
	Amortization of decommission costs	Provision for obsolete stock	Provision for retirement benefits	Provision for impairment loss	Total
Balance as at December 31, 2003	626.98	-	-	-	626.98
Increase from Business Acquisition	560.87	28.55	75.41	164.94	829.77
Balance after adjustment	1,187.85	28.55	75.41	164.94	1,456.75
Transfer to Income statement	78.40	(2.15)	54.56	-	130.81
Balance as at June 30, 2004	1,266.25	26.40	129.97	164.94	1,587.56

Net deferred income taxes as at December 31, 2003	9,138.80
Net deferred income taxes as at June 30, 2004	9,919.40

Deferred income tax assets and liabilities are offset when it related to the same legal tax authority.

(Unit : Million Baht)

	Consolidated		The Company	
	30 Jun. 2004	31 Dec. 2003	30 Jun. 2004	31 Dec. 2003
Deferred tax assets				
Petroleum income tax	16.16	27.77	-	-
Income tax under Revenue Code	18.89	6.89	-	-
Total	35.05	34.66	-	-
Deferred tax liabilities				
Petroleum income tax	8,719.28	8,094.61	8,115.74	8,094.61
Income tax in the foreign country	1,235.17	1,078.85	-	-
Total	9,954.45	9,173.46	8,115.74	8,094.61
	9,919.40	9,138.80	8,115.74	8,094.61

10. Prepaid Expenses

Prepaid expenses incurred from PTTEPI made prepayment for royalty of Yadana and Yetagun project to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 13.

11. Other Non-current Assets

Other non-current assets comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	30 Jun. 2004	31 Dec. 2003	30 Jun. 2004	31 Dec. 2003
Costs carried for PetroVietnam in projects:				
- Block B and 48/95	43.22	41.86	-	-
- Block 52/97	41.30	39.99	-	-
Other deposits	10.40	6.62	10.36	6.58
Other non-current assets	4.06	3.14	0.68	0.99
Total	98.98	91.61	11.04	7.57

12. Bonds

	Consolidated			
	30 Jun. 2004		31 Dec. 2003	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	393.28	16,133.87	393.28	15,624.93
Unsecured and unsubordinated	-	2,500.00	-	2,500.00
Total	393.28	18,633.87	393.28	18,124.93

	The Company			
	30 Jun. 2004		31 Dec. 2003	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	193.28	7,930.26	193.28	7,680.42
Unsecured and unsubordinated	-	2,500.00	-	2,500.00
Total	193.28	10,430.26	193.28	10,180.42

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 2,500,000 unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 2,500 million. The bonds bear interest at a rate of 4.625% per annum, payable every six months on March 27 and September 27 of each year, and have a maturity period of 15 years, to be redeemed on March 27, 2018.

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

13. Deferred Income

Deferred income arises from PTTEPI's receipt of advance payments from PTT Public Company Limited (PTT), its parent company for natural gas, and MGTC and TPC's receipt of advance payments from Myanmar Oil and Gas Enterprise for pipeline transportation that PTT was not yet able to take receipt of in 1999-2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Project. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in later years. Deferred income as at June 30, 2004 and December 31, 2003 comprised:

(Unit: Million Baht)

	30 Jun. 2004	31 Dec. 2003
Deferred income for the year 1999	1,962.34	2,074.79
Deferred income for the year 2000	3,367.21	3,487.96
Deferred income for the year 2001	765.83	763.49
Total	6,095.38	6,326.24

14. Provision for decommissioning costs

The Group recognized a provision for liabilities as at June 30, 2004 and December 31, 2003 for decommissioning costs expected to be incurred in the future amounting to Baht 5,835.53 million and Baht 3,910.32 million, respectively. The provision has been estimated using existing technology, at current price. The estimates of decommissioning costs have been determined based on estimates by the Group's own engineers and managerial judgement.

15. Other Non-current Liabilities

Other non-current liabilities comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	30 Jun. 2004	31 Dec. 2003	30 Jun. 2004	31 Dec. 2003
Provision for employee benefits				
PTTEP	99.72	-	99.72	-
Joint venture projects	380.33	117.22	190.34	117.22
Total	480.05	117.22	290.06	117.22

The Company recognized provision for employee benefits as at June 30, 2004 amounting to Baht 99.72 million. The provision is for staffs whose employment contract starting before November 1995 and are the member of the provident fund, when resign, after taking into account compensation and benefit under provident fund, receiving less than the relinquished old pension scheme, the Company will then compensate such compensation and benefit equally to the old pension scheme,

The provision for employee benefits is determined from the different of compensation and benefits under provident fund and compensation and benefits under the old pension scheme. The provision is assessed by the Company's management. The provision is based on length of years of service, multiplier as per the old pension scheme, and current salary of employees.

16. Share Capital

The Company's registered capital consists of 664.40 million ordinary shares at Baht 5 each, or a total of Baht 3,322 million. On May 12, 2004, the Company changed its registered paid-up capital to be 652.45 million ordinary shares at Baht 5 each, or a total of Baht 3,262.23 million, increasing 0.05 million shares, or a total of Baht 0.24 million from the exercise of warrants to purchase ordinary shares by employees. The difference of 11.95 million shares reserve for ;

- The exercise of warrants 1.2 million units to purchase ordinary shares 2.4 million shares by employees on August 16, 1998. (one warrant provides the right to purchase two ordinary shares) to the directors, managements and employees with exercised price of 150 Baht per share. The last exercise date on September 14, 2003, no employees exercised the warrants to purchase ordinary shares. However the 2004 annual general meeting of the shareholders approved the reallocation of the 2.4 million shares to be reserved for the exercise of right under the newly issued warrants in year 2004-2006.

- The exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 year, total 10 million ordinary shares. As at June 30, 2004, the employees exercised the warrants to purchase 0.45 million shares. Therefore, there are remaining outstanding balances of shares reserve 9.55 million shares for;

  - On August 1, 2002, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of 111 Baht per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2003. As of June 30, 2004, the total of 592 people exercised the warrants to purchase 445,100 shares. Therefore, there are remaining outstanding balances of warrants 1,554,900 units and shares reserved 1,554,900 shares.

  - On August 1, 2003, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary shares) to the directors, managements and employees with exercised price of 117 Baht per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2004.

  - On April 28, 2004, the annual general meeting of the shareholders approved warrants to purchase ordinary shares 2.8 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of 183 Baht per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2005.

17. Gain on Foreign Exchange

(Unit: Million Baht)

	Consolidated		The Company	
	2004	2003	2004	2003
Realized loss on foreign exchange	(16.50)	(137.94)	(27.26)	(9.98)
Unrealized gain (loss) on foreign exchange	(391.96)	488.80	(238.34)	365.16
Total	(408.46)	350.86	(265.60)	355.18

18. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of outside ordinary shares in issue during the period.

	Consolidated and the Company	
	For the period of six months ended June 30	
	2004	2003
Net profit attributable to shareholders (Million Baht)	6,655.39	6,143.71
Weighted average number of outside ordinary shares in issue (no. of share, Million)	652.43	652.00
Basic earnings per share (Baht)	10.20	9.42

For the diluted earnings per share the weighted average number of outside ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options.

A calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution; for the share options calculation, no adjustment is made to net profit.

	Consolidated and the Company	
	For the period of six months ended June 30	
	2004	2003
Net profit attributable to shareholders (Million Baht)	6,655.39	6,143.71
Net profit used to determine diluted earnings per share	6,655.39	6,143.71
Weighted average number of outside ordinary share in issue (no. of share, Million)	652.43	652.00
Adjustments for share options (Million)	0.86	0.13
Weighted average number of outside ordinary shares for diluted earnings per share (Million)	653.29	652.13
Diluted earnings per share (Baht)	10.19	9.42

19. Segment information

Primary reporting - business segments

(Unit : Million Baht)

	Consolidation for the period of six months ended June 30, 2004						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East	Southeast Asia		Elimination	Group
Revenues - Third parties	522.03			761.24			1,283.27
- Related parties	17,635.50	3,078.19		1,044.63		(1,044.63)	20,713.69
Total revenues	**18,157.53**	**3,078.19**	-	**1,805.87**	-	**(1,044.63)**	**21,996.96**
Production expenses	1,348.25	1,288.86		74.33		(1,058.35)	1,653.09
Administrative expenses – project	359.06	154.95	22.42	16.66			553.09
Exploration cost							
- Dry hole	0.09	0.04					0.13
- Geological and geophysical	30.03	134.66	6.24				170.93
Depreciation, depletion and amortization	3,463.92	179.45	1.11	124.92			3,769.40
Royalties	2,311.76	342.76					2,654.52
Share of associates		74.98			(13.97)		61.01
Total expenses	**7,513.11**	**2,175.70**	**29.77**	**215.91**	**(13.97)**	**(1,058.35)**	**8,862.17**
Segment result	**10,644.42**	**902.49**	**(29.77)**	**1,589.96**	**13.97**	**13.72**	**13,134.79**
Depreciation - general							(359.55)
Selling and administrative expenses - general							(308.27)
Operating profit							**12,466.97**
Other income, net							26.13
Finance cost - Interest income							78.72
- Interest expenses							(671.14)
Other expenses, net							(49.87)
Significant unrealized expenses							(391.96)
Profit before tax							**11,458.85**
Tax							(4,803.46)
Net Profit							**6,655.39**
Segment assets	47,204.04	11,988.05	121.96	6,986.49	324.22		66,624.76
Investment in associates		9,414.86			1,682.25		11,097.11
Unallocated assets							19,695.40
Consolidated total assets							**97,417.27**
Segment liabilities	10,930.15	6,849.63	32.81	886.60			18,699.19
Unallocated liabilities							30,724.16
Consolidated total liabilities							**49,423.35**
Capitalization cost	20,498.62	562.61	28.61	3,008.99	2,854.41		26,953.24

19. Segment information (continue)

Primary reporting - business segments

(Unit : Million Baht)

	Consolidation for the period of six months ended June 30, 2003						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East	Southeast Asia		Elimination	Group
Revenues - Third parties	251.80	230.25		437.27			919.32
- Related parties	12,432.79	3,324.17		1,254.14		(1,254.14)	15,756.96
Share of associates		456.64			81.63		538.27
Total revenues	**12,684.59**	**4,011.06**	**-**	**1,691.41**	**81.63**	**(1,254.14)**	**17,214.55**
Production expenses	929.42	1,436.07		73.76		(1,254.10)	1,185.15
Administrative expenses – project	290.68	107.92	13.14	14.59			426.33
Exploration cost							
- Dry hole	(0.07)	630.42					630.35
- Geological and geophysical	26.07	25.49	13.44				65.00
Depreciation, depletion and amortization	2,301.39	132.54	0.44	110.47			2,544.84
Royalties	1,575.10	306.45					1,881.55
Total expenses	**5,122.59**	**2,638.89**	**27.02**	**198.82**	**-**	**(1,254.10)**	**6,733.22**
Segment result	**7,562.00**	**1,372.17**	**(27.02)**	**1,492.59**	**81.63**	**(0.04)**	**10,481.33**
Depreciation - general							(88.83)
Selling and administrative expenses - general							(162.64)
Operating profit							**10,229.86**
Other income, net							23.02
Finance cost - Interest income							113.28
- Interest expenses							(709.06)
Other expenses, net							(180.64)
Significant unrealized revenues							488.80
Profit before tax							**9,965.26**
Tax							(3,821.55)
Net Profit							**6,143.71**
Segment assets	38,963.49	10,026.14	59.34	6,755.88	153.55		55,958.40
Investment in associates		9,692.65			1,553.24		11,245.89
Unallocated assets							19,488.72
Consolidated total assets							**86,693.01**
Segment liabilities	5,651.79	6,634.70	37.18	737.86			13,061.53
Unallocated liabilities							33,611.40
Consolidated total liabilities							**46,672.93**
Capitalization cost	2,488.86	728.21	1.45	8.42	64.90		3,291.84

Business segmentation

The company is organized into the following business segments:

- Exploration and production segment, the group operate in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partners with international oil and gas companies. In addition, the group also has an investment through its indirect shareholding of exploration and production company in Indonesia. Most of domestic projects locate in the Gulf of Thailand. Overseas projects locate in southeast Asia and Middle East. As of balance sheet date, the group had 8 projects under production and 15 projects in exploration phases.
- Overseas pipeline segment, the group has an investment with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the group had working interest e.g. Yadana and Yetagun projects
- Other segment, other operations of the group mainly comprise investment in a project strategically connected to energy business i.e. investment in domestic power generation. Neither of which constitute a separately reportable segment.

Secondary reporting – geographical segments

Although the Group's 2 business segments are managed on a worldwide basis, they operate in 3 main geographical areas:

(Unit : Million Baht)

	Consolidation for the period of six months ended June 30, 2004			
	Thailand	Other Southeast Asia Countries	Middle East	Group
Revenues - Third parties	522.03	761.24	-	1,283.27
- Related parties	17,635.50	3,078.19	-	20,713.69
Segment assets	47,528.26	18,974.54	121.96	66,624.76
Investment in associates	1,766.44	9,600.70	-	11,367.14
Capitalization cost	23,353.03	3,571.60	28.61	26,953.24
Consolidated total assets	68,720.07	28,575.24	121.96	97,417.27

(Unit: Million Baht)

	Consolidation for the period of six months ended June 30, 2003			
	Thailand	Other Southeast Asia Countries	Middle East	Group
Revenues - Third parties	251.80	667.52	-	919.32
- Related parties	12,432.79	3,324.17	-	15,756.96
Segment assets	39,117.04	16,782.02	59.34	55,958.40
Investment in associates	1,553.24	9,692.65	-	11,245.89
Capitalization cost	2,553.76	736.63	1.45	3,291.84
Consolidated total assets	60,159.00	26,474.67	59.34	86,693.01

20. Disclosure of Financial instruments

Fair value of financial instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows :

(Unit : Million Baht)

	As at June 30, 2004	
	Carrying amount	Fair value
Unsecured and unsubordinated Yen 23 billion	8,726.38	9,207.11
Cross currency interest and principal swaps	7,930.26	7,559.37
Unsecured and unsubordinated USD 200 million	8,206.10	8,820.17
Unsecured and unsubordinated Baht 2,500 million	2,500.00	2,252.20

21. Dividend

On April 28, 2004, the annual general meeting of the shareholders approved payment of a dividend for the year 2003 of Baht 6.75 per share to the company's shareholders, 652.4 million shares total amounting to Baht 4,404 million.

22. Contingent Liability

As at June 30, 2004, the Company had contingent liabilities which are letters of guarantee amounting to Baht 26.30 million in the financial statements of the Company and Baht 46.96 million in the consolidated financial statements.

On January 23, 2004, Arthit's joint venture partners signed the Gas Sales Agreement with PTT. Following the gas sales condition, all partners has commitment to pay to PTT in 2006. The Company's portion to the commitment is approximately USD 32 million.

23. Events after Balance Sheet Date

On August 7, 2004, the Company signed the Production Sharing Contract (PSC) to become the Operator, with 100% interest, in petroleum exploration project Blocks M-3 and M-4, Union of Myanmar.

The Audit Committee reviewed for issuing of the financial statements on August 13, 2004.

24. Account Reclassification

The Company reclassified accounts in financial statements for the first quarter of 2004 in order to make comparable with those of second quarter of 2004, which do not effect reported net income.